Curaleaf Reports Second Quarter 2024 Results
Second quarter 2024 revenue of $342 million, representing an increase of 2% year-over-year and adjusted gross margin(1) of 48%
Second quarter International revenue increased 78% year-over-year
Second quarter 2024 operating cash flow from continuing operations of $30 million and free cash flow from continuing operations of $6 million

Stamford, August 7, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the second quarter ended June 30, 2024. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Executive Chairman of Curaleaf, stated, “Second quarter revenue was $342 million, up 2% and adjusted gross margin of 48% was up 253 basis points compared to last year. Our gross margin showed successive improvement each month during the quarter with June exiting at 50%. Adjusted EBITDA was $73 million or 21.3%. Thus far, the first half of 2024 has unfolded as we guided. We are starting to see the benefits of the work we initiated 18 months ago to streamline the business, drive efficiencies in our cultivation facilities, and leverage both domestic and international growth opportunities. Looking to the second half of the year, these actions will drive an acceleration in both our revenue and margins as state and country catalysts develop further, including New York, Ohio, and Germany. Furthermore, in June Curaleaf launched The Hemp Company to expand the Select brand to consumers we are not reaching today with responsibly sourced, safe and tested hemp derived THC edibles and beverages to a strong reception. Our global strategic vision is playing out on multiple fronts, yet there is much more for us to accomplish.”

Matt Darin, Chief Executive Officer of Curaleaf commented, “Curaleaf continues to execute its vision of being the global leader in cannabis. We are at a pivotal time for our industry, on the cusp of federal reform, and the future is bright. Our international business experienced superb 78% year-over-year growth led by the UK, Germany, and contributions from the Northern Green acquisition. With this international growth in Q2, Curaleaf is leaning into its evolution from an MSO to an MCO, a multi-country operator, a term which represents our global vision and business that spans 15 countries. We believe the market will ultimately reward the companies that have a portfolio of global brands that are trusted by consumers worldwide. We’re also expanding consumer reach by leveraging distribution channels not available in our regulated business. We announced our entry into the hemp-derived THC market with two product lines, Select edibles and Select Zero Proof seltzers, sold via our direct-to-consumer website, TheHempCompany.com, which currently ships to over half the U.S. and through distribution partners.”

Second Quarter 2024 Financial Highlights
•Net Revenue of $342.3 million, a year-over-year increase of 2% compared to Q2 2023 revenue of $335.6 million. Sequentially, net revenue increased 1%
•Gross profit of $160.5 million and gross margin of 47%
•Adjusted gross profit(1) of $163.1 million and adjusted gross margin(1) of 48%, an increase of 253 basis points year-over-year
•Net loss attributable to Curaleaf Holdings, Inc. of $48.9 million or net loss per share of $0.06

•Adjusted EBITDA(1) of $73.0 million and adjusted EBITDA margin(1) of 21%, a 15 basis point decrease year-over-year
•Cash at quarter end totaled $89.4 million
•Operating and free cash flow from continuing operations of $30.2 million and $6.0 million, respectively
Six Months Ended June 30, 2024 Financial Highlights
•Net revenue of $681.2 million a 2% increase year-over-year
•Gross profit of $321.4 million and gross margin of 47%
•Adjusted gross profit(1) of $324.5 million and adjusted gross margin(1) of 48%
•Operating cash flow from continuing operations of $76.3 million and free cash flow from continuing operations of $38.5 million
•Net loss attributable to Curaleaf Holdings, Inc. of $97.2 million or net loss per share of $0.13
•Adjusted EBITDA(1) of $149.7 million and adjusted EBITDA margin of 22%
Second Quarter 2024 Operational Highlights
•Opened our 62nd dispensary in Florida located at Miami North Biscayne, ending the quarter with a total of 146 U.S. retail stores.
•Completed the Northern Green Canada acquisition for a purchase price of approximately $16.0 million plus an earnout.
•Purchased for cancellation $15.0 million of our Senior Secured Notes due December 2026 at a 7.75% discount.
•Launched Select Fruit Stiq, a rechargeable 1G All-In-One cannabis oil vape with 6 fruit-forward terpene blends in 9 states, including Arizona, Florida, Illinois, Massachusetts, Maryland, Maine, New York, Nevada, and Utah.
•In Germany, commenced expanded medical sales under Pillar 1 legislation on April 1.
•Curaleaf International won 4 awards at the Business of Cannabis show, including Cultivator of the Year and European Cannabis Company of the Year.
•In June, Curaleaf entered the hemp-derived THC space and launched its new online storefront, TheHempCompany.com, which offers a variety of Select gummies, Zero Proof Seltzers and ships to 25 states, and the District of Columbia.
•The Hemp Company entered into a strategic partnership with a large direct-to-consumer distribution partner in the U.S.
Post Second Quarter 2024 Operational Highlights
•In New York, opened one new dispensary and expanded adult-use sales in two existing stores, bringing the total to 147 U.S. retail stores.
•Began adult-use sales in Ohio to wholesale customers and at our two retail dispensaries in Newark and Cuyahoga Falls.
1 Adjusted EBITDA, adjusted gross profit and free cash flow from continuing operations are non-GAAP financial measures, and adjusted EBITDA margin and adjusted gross margin are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See “Reconciliation of Non-GAAP financial measures” below for a reconciliation of the non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures.

Balance Sheet and Cash Flow
As of June 30, 2024, the Company had $89.4 million of cash and $563.3 million of outstanding debt net of unamortized debt discounts.
During the six months ended June 30, 2024, Curaleaf invested $37.8 million, net in capital expenditures, focused on cultivation, automation, and selective retail expansion in strategic markets.

Shares Outstanding
For the second quarter of 2024 and 2023, the Company’s weighted average Subordinate Voting Shares plus Multiple Voting Shares outstanding amounted to 740,787,287 and 719,269,057 shares, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Wednesday August 7, 2024 at 5:00 P.M. ET to discuss Q2 2024 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., internationally 1-412-317-6300 or from Canada 1-416-639-5883. The conference pin # is 4240395.
A replay of the conference call can be accessed at 1-877-344-7529 or internationally 1-412-317-0088 or from Canada 1-855-669-9658, using the replay pin # 9598185.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on August 7, 2024 and will end at 11:59 P.M. ET on August 14, 2024.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios, such as “adjusted gross profit”, “adjusted gross margin”, “adjusted EBITDA” and “adjusted EBITDA margin”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company defines “adjusted gross profit” as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as adjusted gross profit divided by total revenues. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. “Free cash flow from operations” is defined by Curaleaf as Net cash provided by operating activities from continuing operations less the Purchases of property, plant and equipment (i.e. net capital expenditures). Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors, because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported GAAP financial results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations (Unaudited)
($ thousands)

	Three Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023
Gross profit from continuing operations	$160,465	$160,904	$147,763
Other add-backs (1)	2,662	511	3,664
Adjusted gross profit from continuing operations (2)	$163,127	$161,415	$151,427
Adjusted gross profit margin from continuing operations (2)	48%	48%	45%

(1) Other add-backs in Q2 2024 primarily include labor and overhead write-downs primarily associated with idling capacity.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.
Gross profit from continuing operations was $160.5 million in the second quarter of 2024, compared with $147.8 million in the prior year period. Adjusted gross profit from continuing operations net of add-backs for the second quarter was $163.1 million compared with $151.4 millions in the second quarter of 2023. Adjusted gross profit margin from continuing operations for the second quarter of 2024 was 48%, an increase of 253 basis points compared with the second quarter of 2023. The year-over-year increase in adjusted gross profit margin was due to stronger wholesale margins and higher utilization rates in our facilities.

	Six months ended June 30,
	2024	2023
Gross profit from continuing operations	$321,369	$308,205
Other add-backs (1)	3,173	4,313
Adjusted gross profit from continuing operations (2)	$324,542	$312,518
Adjusted gross profit margin from continuing operations (2)	48%	47%

(1) Other add-backs for the six months ended June 30, 2024 primarily include inventory and labor write-downs primarily associated with idling capacity.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $321 million in the six months ended June 30, 2024, compared with $308 million in the six months ended June 30, 2023. Adjusted gross profit from continuing operations net of add-backs for the six months ended June 30, 2024 was $325 million compared with $313 million in the six months ended June 30, 2023. Adjusted gross profit margin from continuing operations for the six months ended June 30, 2024 was 48%, an increase of 80 basis points compared with the six months ended June 30, 2023.

Adjusted EBITDA (Unaudited)
($ thousands)

	Three Months Ended
	June 30, 2024	March 31, 2024	June 30, 2023
Net loss	$(49,830)	$(51,010)	$(74,492)
Net (loss) income from discontinued operations	(1,277)	567	(7,904)
Net loss from continuing operations	(48,553)	(51,577)	(66,588)
Interest expense, net	24,810	25,762	27,715
Provision for income taxes	31,391	40,090	41,951
Depreciation and amortization (1)	52,272	51,458	52,259
Share-based compensation	6,843	7,509	6,248
Loss (gain) on impairment	1,774	(3,959)	—
Other (income) expense, net	(1,875)	2,386	(7,355)
Other add-backs (2)	6,334	5,039	17,969
Adjusted EBITDA (3)	$72,996	$76,708	$72,199
Adjusted EBITDA Margin (3)	21%	23%	22%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of operations.
(2) Other add-backs in Q2 2024 primarily include costs related to legal and professional fees, rent and other facility costs, and inventory.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of such non-GAAP measure to net loss, the most comparable GAAP measure.

Adjusted EBITDA was $73.0 million for the second quarter of 2024, an increase of 1% from $72.2 million in the second quarter of 2023. Adjusted EBITDA margin was 21.3%, a decrease of 15 basis points from 21.5% in the second quarter of 2023. The decrease in Adjusted EBITDA margin was primarily due to growth of lower margin international segment and pre-revenue expenses to support the launch of our hemp line.

	Six months ended June 30,
	2024	2023
Net loss	$(100,839)	$(130,961)
Net loss from discontinued operations	(710)	(20,492)
Net loss from continuing operations	(100,129)	(110,469)
Interest expense, net	50,572	48,354
Provision for income taxes	71,480	82,683
Depreciation and amortization (1)	103,730	97,213
Share-based compensation	14,352	7,956
Gain on impairment	(2,185)	—
Other expense (income), net	511	(6,867)
Other add-backs (2)	11,374	27,403
Adjusted EBITDA (3)	$149,705	$146,273
Adjusted EBITDA Margin (3)	22%	22%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of operations.
(2) Other add-backs in Q2 2024 primarily include costs related to legal and professional fees, rent and other facility costs, and inventory as well as lobbyist and PR.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Free Cash Flow (Unaudited)
($ thousands)

Six months ended June 30, 2024
Net cash provided by operating activities from continuing operations	$76,314
Less: Capital expenditures	(37,765)
Free cash flow from continuing operations(1)	$38,549

(1) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Interim Consolidated Balance Sheets (Unaudited)

($ thousands)	As of
	June 30, 2024	December 31, 2023
	Unaudited	Audited
Assets
Cash, cash equivalents and restricted cash	$89,394	$91,818
Other current assets	337,340	326,785
Property, plant and equipment, net	587,746	571,627
Right-of-use assets, finance lease, net	134,433	143,203
Right-of-use assets, operating lease, net	117,994	118,435
Intangible assets, net	1,143,988	1,172,445
Goodwill	630,950	626,628
Other long-term assets	41,107	45,635
Total assets	$3,082,952	$3,096,576

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$392,508	$494,034
Total long-term liabilities	1,583,270	1,431,250
Total shareholders’ equity	992,843	1,050,642
Redeemable non-controlling interest contingency	114,331	120,650
Total liabilities, temporary equity and shareholders’ equity	$3,082,952	$3,096,576

Condensed Interim Consolidated Statements of Operations (Unaudited)
($ thousands, except for share and per share amounts)

	Three months ended June 30,		Six months ended June 30,
	2024	2023	2024	2023
Revenues, net:
Retail and wholesale revenues	$340,838	$334,040	$678,415	$665,304
Management fee income	1,448	1,511	2,803	2,887
Total revenues, net	342,286	335,551	681,218	668,191
Cost of goods sold	181,821	187,788	359,849	359,986
Gross profit	160,465	147,763	321,369	308,205
Operating expenses:
Selling, general and administrative	109,507	108,713	213,899	219,195
Share-based compensation	6,843	6,248	14,352	7,956
Depreciation and amortization	36,568	37,079	72,869	67,352
Total operating expenses	152,918	152,040	301,120	294,503
Income (loss) from operations	7,547	(4,277)	20,249	13,702
Other income (expense):
Interest income	310	—	327	23
Interest expense	(14,792)	(17,055)	(30,155)	(27,050)
Interest expense related to lease liabilities and financial obligations	(10,328)	(10,660)	(20,744)	(21,327)
(Loss) gain on impairment	(1,774)	—	2,185	—
Other income (expense), net	1,875	7,355	(511)	6,866
Total other expense, net	(24,709)	(20,360)	(48,898)	(41,488)
Loss before provision for income taxes	(17,162)	(24,637)	(28,649)	(27,786)
Provision for income taxes	(31,391)	(41,951)	(71,480)	(82,683)
Net loss from continuing operations	(48,553)	(66,588)	(100,129)	(110,469)
Net loss from discontinued operations	(1,277)	(7,904)	(710)	(20,492)
Net loss	(49,830)	(74,492)	(100,839)	(130,961)
Less: Net loss attributable to non-controlling interest	(945)	(3,250)	(3,642)	(5,339)
Net loss attributable to Curaleaf Holdings, Inc.	$(48,885)	$(71,242)	$(97,197)	$(125,622)

Per share – basic and diluted:
Net loss per share from continuing operations, net of loss per share attributable to non-controlling interest	$(0.06)	$(0.09)	$(0.13)	$(0.15)
Net loss per share from discontinued operations, net of loss per share attributable to non-controlling interest	—	(0.01)	—	(0.03)
Net loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.06)	$(0.10)	$(0.13)	$(0.18)
Weighted average common shares outstanding – basic and diluted	740,787,287	719,269,057	738,467,477	719,023,326

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) ("Curaleaf") is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select, Grassroots, JAMS, Find and Zero Proof provide industry-leading service, product selection and accessibility across the medical and adult use markets. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR X Account:    https://x.com/Curaleaf_IR
Investor Relations Website: https://ir.curaleaf.com/
Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Jordan Rahmil, VP Public Relations
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including benefits of recent or future acquisitions, rebranding and product offering expansion, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.

Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX listing; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (“FDA”); the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares on the Toronto Stock Exchange; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the senior secured notes of the Company; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for the subordinate voting shares for holders of the Company’s securities who live in the U.S.; shareholders having little to no rights to participate in the Company’s business affairs; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated March 6, 2024 for the fiscal year ended December 31, 2023, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2023 (both of which documents have been filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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